EXHIBIT 21

CNA SURETY CORPORATION AND SUBSIDIARIES
As of December 31, 2009

Incorporated
Company	in

CNA Surety Corporation	Delaware
CNA Surety Capital Trust I	Delaware
SUR Insurance Agency, Inc.	South Dakota
Western Surety Company	South Dakota
Surety Bonding Company of America	South Dakota
Universal Surety of America	South Dakota